                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                               -----------------



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               WIRELESS ONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   97652H 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               J. Curtis Henderson
                     Heartland Wireless Communications, Inc.
                          200 Chisholm Place, Suite 200
                               Plano, Texas 75075
                                 (972) 633-9494
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                February 25, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.



                         (Continued on following pages)

CUSIP No. 97652H 10 9               13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Heartland Wireless Communications, Inc. (73-1435149)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ X ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                 NUMBER OF
                  SHARES                   2,879,135
               BENEFICIALLY          -------------------------------------------
                 OWNED BY            8     SHARED VOTING POWER
                   EACH
                 REPORTING                 3,459,508*
                  PERSON             -------------------------------------------
                   WITH              9     SOLE DISPOSITIVE POWER

                                           2,879,135
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           3,459,508*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,459,508*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          20.5%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*        SEE ITEM 5.

CUSIP No. 97652H 10 9               13D


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wireless Leasing, Inc. (73-1453888)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Oklahoma
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER
                 NUMBER OF
                  SHARES                 0
               BENEFICIALLY         --------------------------------------------
                 OWNED BY           8    SHARED VOTING POWER
                   EACH
                 REPORTING               580,373*
                  PERSON            --------------------------------------------
                   WITH             9    SOLE DISPOSITIVE POWER

                                         0
                                    --------------------------------------------
                                    10   SHARED DISPOSITIVE POWER

                                         580,373*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          580,373*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*
                                                                           [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.4%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value (the "Common Stock")

         Wireless One, Inc. (the "Issuer")
         1080 River Oaks
         Suite A150
         Jackson, MS 39208

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of Person(s) Filing this Statement (the "Filing Parties"):

             Heartland Wireless Communications, Inc. ("Heartland") Wireless Leasing, Inc. ("WLI")

         (b) Residence or Business Address:

             The address of the principal business office of each of the Filing Parties is:

             200 Chisholm Place, Suite 200
             Plano, TX 75075

         (c) Present Principal Occupation:

             Heartland is a wireless broadband communications services company, providing multichannel video programming and high-speed Internet access services in the 2.5 GHz range of the radio spectrum. WLI is a wholly-owned subsidiary of Heartland which holds certain wireless licenses and/or channel rights for Heartland.

         (d) Convictions in Criminal Proceedings during the last 5 Years:

             None of the Filing Parties and none of Heartland's or WLI's executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Proceedings involving Federal or State Securities Laws:

             None of the Filing Parties and none of Heartland's or WLI's executive officers or directors have, during the last five years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Citizenship:

             Heartland is a corporation organized under the laws of the State of Delaware. WLI is a corporation organized under the laws of the State of Oklahoma.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The alternative Plan of Reorganization for the Issuer to be co-proposed by Heartland contemplates the issuance of shares of common stock, and warrants to acquire common stock, of Heartland upon cancellation of all outstanding shares of Issuer's Common Stock.

             The information contained in Item 4 below and in Exhibits 99(a) and 99(b) is hereby incorporated by reference.

ITEM 4.   PURPOSE OF TRANSACTION

             On February 11, 1999, the Issuer filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (In re Wireless One, Inc., Case No. 99-295). On the same day, the Issuer filed a Current Report on Form 8-K describing the Issuer's Chapter 11 filing and attaching a Restructuring Term Sheet, on which the Issuer reported an agreement had been reached with certain holders of the Issuer's two series of unsecured senior notes ("Senior Notes").

             On February 25, 1999, Heartland transmitted a letter (the "Heartland Letter") to the Chairman of the Board of Directors, the President and Chief Executive Officer, and the Chairman of the Restructuring Committee of the Board of Directors of the Issuer. In the letter, Heartland requested consideration of an alternative Plan of Reorganization for the Issuer to be co-proposed by Heartland, which alternative Plan of Reorganization would have the purpose and effect of changing or influencing the control of the Issuer. The principal terms of this proposal were outlined in a term sheet (the "Heartland Term Sheet") and included, among other things, a merger of the Issuer with and into Heartland and a material change in the composition of the Board of Directors of the Issuer. Copies of the Heartland Letter and Heartland Term Sheet are attached hereto as Exhibits 99(a) and 99(b), respectively.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

          (a) As of the close of business on February 25, 1999, Heartland may be deemed to have beneficially owned in the aggregate 3,459,508 shares of the Common Stock of the Issuer, 2,879,135 shares of which were owned by Heartland, and 580,373 shares of which were owned by WLI, a wholly-owned subsidiary of Heartland. The aggregate number of shares of the Common Stock covered by this
Schedule 13D represents approximately 20.5% of the 16,910,064 outstanding shares of the Common Stock as of November 10, 1998, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q.

             On February 14, 1997, Heartland and certain indirect and direct wholly-owned subsidiaries thereof (the "Heartland Subsidiaries") filed an Amendment No. 1 to Schedule 13G in which Heartland and the Heartland Subsidiaries reported aggregate beneficial ownership of 3,259,508 shares of Common Stock of the Issuer. On March 6, 1997, the Heartland Subsidiaries acquired 200,000 additional shares of Common Stock pursuant to the terms of an Escrow Agreement among Heartland, the Issuer and certain other parties dated as of October 24, 1995 (the "Escrow Agreement"). The Escrow Agreement had been entered into pursuant to a Contribution and Merger Agreement dated as of October 24, 1995 (the "Merger") among Heartland, the Issuer and certain other parties, under which Heartland and certain of the Heartland Subsidiaries contributed certain assets to the Issuer. Effective as of December 31, 1997, all of the Heartland Subsidiaries except WLI were merged with and into Heartland or otherwise dissolved. Accordingly, the shares of Common Stock previously owned by such Heartland Subsidiaries (other than WLI) were transferred to Heartland by operation of law.

             In connection with the Merger, certain stockholders of the Issuer including Heartland entered into an Amended and Restated Stockholders Agreement dated as of July 29, 1996, as amended as of September 17, 1996 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the parties agreed, among other things, as long as such parties' respective share ownership of the Issuer's Common Stock was greater than one-half of such parties' initial share ownership, to vote their Common Stock so that the Board of Directors of the Issuer would have nine members, one of whom would be designated by a majority of the shares of Common Stock held by former holders of common stock of TruVision Wireless, Inc., three of whom would be designated by a majority of the shares of Common stock held by Heartland, three of whom would be designated by a majority of the shares of Common Stock held by certain other owners of the Common Stock, and two of whom would be designated by certain entities affiliated with Chase Manhattan Capital Corporation. Heartland has assumed all obligations of the Heartland Subsidiaries (other than WLI) under the Stockholders Agreement.


(b) As of February 25, 1999, Heartland had sole power to vote and dispose of 2,879,135 shares of Common Stock, and Heartland shared with WLI the power to vote and dispose of 580,373 shares of Common Stock.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The information set forth in Items 4 and 5 above and the Exhibits filed herewith are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    99(a)  Letter to Wireless One, Inc. dated as of February 25, 1999

    99(b)  Proposed Term Sheet

    99(c)  Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        HEARTLAND WIRELESS
                                        COMMUNICATIONS, INC.


March 5, 1999                           By: /s/ J. Curtis Henderson
-------------                              -------------------------------------
    Date                                        Name:   J. Curtis Henderson
                                                Title:  Senior Vice President
                                                        and General Counsel

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WIRELESS LEASING, INC.


March 5, 1999                         By: /s/ J. Curtis Henderson
-------------                            ---------------------------------------
    Date                                      Name:  J. Curtis Henderson
                                              Title: Senior Vice President and
                                                     General Counsel

                                  Exhibit Index



         Name of Exhibit                                                        Page Number
         ---------------                                                        -----------
99(a)    Letter to Wireless One, Inc., dated as of February 25, 1999

99(b)    Proposed Term Sheet

99(c)    Joint Filing Agreement